07022571

RECEIVED

2007 APR 12 A 10:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 4, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 011/2007 and SSA-CP 014/2007**

Subject: 1. Dissemination of the Invitation Letter of the Annual General Meeting of shareholders for 2007 and the attachments on the Company's Website.
2. Report on the results of the exercise of warrants (ESOP Grant I, II, III, IV) in March 2007

Date: April 4, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

PROCESSED

APR 17 2007

THOMSON FINANCIAL

Faithfully yours,

Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

Enclosure

THAICOM

Summary Translation Letter
To the Stock Exchange of Thailand
April 2, 2007

SSA-CP 011/2007

April 2, 2007

Subject: Dissemination of the Invitation Letter of the Annual General Meeting of shareholders for 2007 and the attachments on the Company's Website.

To: The President
The Stock Exchange of Thailand

The Board of Directors of Shin Satellite Public Company Limited (the Company) No. 2/2007 held on February 23, 2007 has resolved the holding of the Annual General Meeting of Shareholders on April 24, 2007 at 2.00 p.m. at the Auditorium Room, 9 th Floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Jatujak, Bangkok to consider matters as detailed in the previous notification.

The invitation of the Annual General Meeting of Shareholders 2007 and all supporting documents are now uploaded on the Company's website http://www.thaicom.net for public considerations since April 2, 2007. However, the invitation and its document will be sent to the shareholders whose names appeared in the register of shareholders on April 3, 2007 at 12.00 hour onwards.

Summary Translation Letter

To the Stock Exchange of Thailand

April 4, 2007

SSA-CP 014/2007

April 4, 2007

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III, IV) in March 2007.

To: The President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

Details of ESOP	Grant I	Grant II	Grant III	Grant IV
The number of warrants (units)	8,000,000	4,400,100	5,894,200	7,562,100
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004	May 31, 2005
Exercise Price (Baht/Share)	13.081	6.279	13.913	16.441
Exercise Ratio (warrant : ordinary share)	1 : 2.04490		1 : 102245	
Maturity of Warrants	5 years from the issuing date			

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant I, II, III, IV) in March 2007, as follows;

Outstanding of ESOP	Grant I*	Grant II	Grant III	Grant IV
No. of exercised warrants in this month (units)	-	-	-	-
No. of remaining unexercised warrants (units)	5,928,300	2,480,700	5,894,200	7,562,100
No. of shares derived from this exercise (shares)	-	-	-	-
No. of remaining shares reserved for warrants (shares)	12,123,103	5,072,844	6,026,200	7,732,100

* Maturity date of ESOP Grant 1 on March 27, 2007. (5 years from the issuing date)

END